Exhibit 99.2

Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2011 and 2010

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

(signed)	(signed)

Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 9, 2011

CGI GROUP INC

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.

The Company’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture’s internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2011. We have assessed the Company’s internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company’s 2011 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2011, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2011, has been audited by the Company’s independent auditors, as stated in their report appearing on page 4.

(signed)	(signed)

Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 9, 2011

CGI GROUP INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as at September 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its interest in a joint venture, which is included in the 2011 consolidated financial statements of the Company, and constituted approximately 1% of total assets as of September 30, 2011 and approximately 2% of revenue for the year then ended.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011 based on the COSO criteria.

CGI GROUP INC

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2011, and our report dated November 9, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants

Montréal, Canada
November 9, 2011

1.	Chartered accountant auditor permit No. 15859

CGI GROUP INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as at September 30, 2011 and 2010, and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the years in the two-year period ended September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2011 in accordance with Canadian generally accepted accounting principles.

CGI GROUP INC

Emphasis of matter

As explained in note 2(a) to the consolidated financial statements, the Company adopted the requirements of the Emerging Issues Committee Abstract No. 175, Revenue Arrangements with Multiple Deliverables effective October 1, 2010. As explained in note 29, the Company also adopted the Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements issued by Financial Accounting Standards Board and ASU No. 2009-14, Certain Revenue Arrangements that Include Software Elements, effective October 1, 2010.

As explained in note 2(b) to the consolidated financial statements, in 2010 the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, Section 1602, Non-Controlling Interests, and amendments to Section 3862, Financial Instruments–Disclosures. As explained in note 29, in 2010 the Company adopted the requirements of the Financial Accounting Standards Board’s ASC Topic 805, Business Combinations.

Other matter

The consolidated financial statements of the Company for the year ended September 30, 2009, were audited by other auditors whose report dated November 8, 2009, expressed an unqualified opinion on those statements, prior to the adjustments described in note 2(b), note 23, and note 29 to these financial statements that were applied to restate the 2009 financial statements.

We also audited the adjustments that were applied to restate the 2009 consolidated financial statements for the changes described in note 2(b), note 23, and note 29 to these financial statements. In our opinion such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2009 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2009 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 9, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Ernst & Young LLP
Chartered Accountants

Montréal, Canada
November 9, 2011

1.	Chartered accountant auditor permit No. 15859

CGI GROUP INC

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 30 (in thousands of Canadian dollars, except share data)	2011	2010	2009
	$	$	$
Revenue	4,323,237	3,732,117	3,825,161

Operating expenses
Costs of services, selling and administrative (Note 18)	3,553,192	3,025,823	3,170,406
Amortization (Note 15)	211,372	195,308	195,761
Acquisition-related and integration costs (Note 19d)	3,675	20,883	—
Interest on long-term debt	19,395	17,123	18,960
Interest income	(3,759)	(2,419)	(2,908)
Other (income) expenses	(3,917)	(952)	3,569
Foreign exchange gain	(3,279)	(916)	(1,747)
Gain on sale of capital assets	—	(469)	—

	3,776,679	3,254,381	3,384,041

Earnings from continuing operations before income taxes	546,558	477,736	441,120
Income tax expense (Note 17)	111,493	114,970	125,223

Earnings from continuing operations	435,065	362,766	315,897
Earnings from discontinued operations, net of income taxes (Note 20)	—	—	1,308

Net earnings	435,065	362,766	317,205

Attributable to:
Shareholders of CGI Group Inc.
Earnings from continuing operations	434,809	362,386	315,158
Earnings from discontinued operations	—	—	1,308

Net earnings attributable to shareholders of CGI Group Inc.	434,809	362,386	316,466

Non-controlling interest
Net earnings attributable to non-controlling interest	256	380	739

Net earnings	435,065	362,766	317,205

Basic earnings per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 14)	1.64	1.27	1.03
Discontinued operations	—	—	—

	1.64	1.27	1.03

Diluted earnings per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 14)	1.58	1.24	1.02
Discontinued operations	—	—	—

	1.58	1.24	1.02

See Notes to the consolidated financial statements.

CGI GROUP INC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended September 30 (in thousands of Canadian dollars)	2011	2010	2009
	$	$	$
Net earnings	435,065	362,766	317,205

Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations (net of income taxes)	11,716	(53,598)	6,249
Net unrealized (losses) gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	(4,695)	15,806	15,739
Net unrealized (losses) gains on cash flow hedges (net of income taxes)	(9,197)	2,036	13,446
Net unrealized gains on investments available for sale (net of income taxes)	2,352	—	—

Other comprehensive income (loss) (Note 16)	176	(35,756)	35,434

Comprehensive income	435,241	327,010	352,639

Attributable to:
Shareholders of CGI Group Inc.	434,985	326,630	351,900
Non-controlling interest	256	380	739

See Notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended September 30 (in thousands of Canadian dollars)	2011	2010	2009
	$	$	$
Retained earnings, beginning of year	1,196,386	1,182,237	921,380
Net earnings attributable to shareholders of CGI Group Inc.	434,809	362,386	316,466
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 12)	(225,019)	(347,940)	(55,609)
Change in subsidiary investment (Note 19b)	(811)	(297)	—

Retained earnings, end of year	1,405,365	1,196,386	1,182,237

See Notes to the consolidated financial statements.

CGI GROUP INC

CONSOLIDATED BALANCE SHEETS

As at September 30 (in thousands of Canadian dollars)	2011	2010
	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	157,761	127,824
Short-term investments	10,166	13,196
Accounts receivable (Note 4)	494,755	423,926
Work in progress	400,203	358,984
Prepaid expenses and other current assets	104,170	76,844
Income taxes	4,252	7,169
Future income taxes (Note 17)	3,522	16,509

Total current assets before funds held for clients	1,174,829	1,024,452
Funds held for clients (Note 5)	247,622	248,695

Total current assets	1,422,451	1,273,147
Capital assets (Note 6)	251,668	238,024
Intangible assets (Note 7)	407,887	516,754
Other long-term assets (Note 8)	55,914	42,261
Future income taxes (Note 17)	11,601	11,592
Goodwill (Note 9)	2,536,022	2,525,413

	4,685,543	4,607,191

Liabilities
Current liabilities
Bank overdraft (Note 3)	75,538	—
Accounts payable and accrued liabilities	321,745	304,376
Accrued compensation	189,969	191,486
Deferred revenue	154,813	145,793
Income taxes	53,841	86,877
Future income taxes (Note 17)	20,389	26,423
Current portion of long-term debt (Note 11)	402,534	114,577

Total current liabilities before clients’ funds obligations	1,218,829	869,532
Clients’ funds obligations	244,660	248,695

Total current liabilities	1,463,489	1,118,227
Future income taxes (Note 17)	146,889	170,683
Long-term debt (Note 11)	603,147	1,039,299
Other long-term liabilities (Note 10)	125,662	119,899

	2,339,187	2,448,108

Commitments, contingencies and guarantees (Note 26)
Shareholders’ equity
Retained earnings	1,405,365	1,196,386
Accumulated other comprehensive loss (Note 16)	(321,570)	(321,746)

	1,083,795	874,640
Capital stock (Note 12)	1,178,559	1,195,069
Contributed surplus (Note 13c)	84,002	82,922

Equity attributable to shareholders of CGI Group Inc.	2,346,356	2,152,631
Equity attributable to non-controlling interest	—	6,452

	2,346,356	2,159,083

	4,685,543	4,607,191

See Notes to the consolidated financial statements.

Approved by the Board	(signed)	(signed)

	Michael E. Roach	Serge Godin
	Director	Director

CGI GROUP INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30 (in thousands of Canadian dollars)	2011	2010	2009
	$	$	$
Operating activities
Earnings from continuing operations	435,065	362,766	315,897
Adjustments for:
Amortization (Note 15)	229,925	219,740	218,087
Future income taxes (Note 17)	(15,886)	(21,417)	29,300
Foreign exchange (gain) loss	(950)	(828)	723
Stock-based compensation	15,421	15,517	8,617
Gain on sale of capital assets	—	(469)	—
Net change in non-cash working capital items (Note 22a)	(92,360)	(22,942)	57,620

Cash provided by continuing operating activities	571,215	552,367	630,244

Investing activities
Net change in short-term investments	1,984	(12,940)	—
Business acquisitions (net of cash acquired)	(618)	(899,564)	(997)
Proceeds from sale of assets and businesses (net of cash disposed)	4,104	4,100	4,991
Purchase of capital assets	(65,255)	(47,684)	(69,212)
Proceeds from disposal of capital assets	—	896	—
Additions to intangible assets	(55,983)	(69,722)	(62,367)
Purchase of long-term investments	(14,204)	—	—

Cash used in continuing investing activities	(129,972)	(1,024,914)	(127,585)

Financing activities
Net change in credit facilities	(104,278)	856,710	(12,811)
Repayment of long-term debt	(129,741)	(125,168)	(117,752)
Proceeds on settlement of forward contracts (Note 11)	(1,275)	—	18,318
Purchase of Class A subordinate shares held in trust (Note 12)	(2,566)	—	—
Repurchase of Class A subordinate shares (including share repurchase costs) (Note 12)	(305,028)	(516,699)	(101,698)
Issuance of shares	52,091	53,039	16,141
Change in subsidiary investment (Note 19b)	(811)	(571)	(425)

Cash (used in) provided by continuing financing activities	(491,608)	267,311	(198,227)

Effect of foreign exchange rate changes on cash and cash equivalents and bank overdraft from continuing operations	4,764	(10,367)	(11,300)

Net (decrease) increase in cash and cash equivalents net of bank overdraft from continuing operations	(45,601)	(215,603)	293,132
Cash and cash equivalents net of bank overdraft provided by discontinued operations (Note 20)	—	—	161
Cash and cash equivalents net of bank overdraft, beginning of year	127,824	343,427	50,134

Cash and cash equivalents net of bank overdraft, end of year (Note 3)	82,223	127,824	343,427

Supplementary cash flow information (Note 22)

See Notes to the consolidated financial statements.

CGI GROUP INC

Note 1	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include management of IT and business processes (“outsourcing”), systems integration and consulting including sale of software licenses.

Note 2	Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). A reconciliation between Canadian GAAP and U.S. GAAP can be found in Note 29. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2011.

CHANGES IN ACCOUNTING POLICIES

a) Revenue recognition

On October 1, 2010, the Company elected to early adopt the following accounting guidance:

i)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the Canadian Institute of Chartered Accountants (“CICA”) in December 2009 which amends the EIC Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”. EIC-175 is equivalent to the U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” issued by Financial Accounting Standards Board (“FASB”) and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance, such as Accounting Standards Codification (“ASC”) Topic 985-605 (“ASC 985-605”), “Software – Revenue Recognition”. The new guidance changes the requirements for establishing separate units of accounting in a multiple-deliverable arrangement and requires the allocation of total arrangement consideration to each separate unit of accounting based on their relative selling prices. Based on this method, the selling price of each separate unit of accounting is determined using vendor-specific objective evidence (“VSOE”) of selling price, if available; otherwise third-party evidence (“TPE”) of selling price or best estimate of selling price (“ESP”) if neither VSOE nor TPE of selling price is available. The residual method of allocating arrangement consideration is no longer permitted. EIC-175 also expands the disclosure required for multiple-deliverable arrangements.

ii)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements”, the U.S. GAAP standard issued by the FASB which amends ASC 985-605. ASU 2009-14 modifies the scope of the software recognition guidance to exclude tangible products that contain both software and non-software deliverables that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows U.S. guidance.

The adoption of the above accounting guidance, which was applied prospectively to new revenue arrangements with multiple-deliverables entered into or materially modified on or after October 1, 2010, did not have any material impact on the Company’s consolidated financial statements. There were no significant changes to the Company’s units of accounting within its multiple-deliverable arrangements, how the Company allocates the total arrangement consideration and the pattern or timing of revenue recognition as a result of the adoption of this accounting guidance.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

b) Business combinations

On October 1, 2009, the Company elected to early adopt the following Handbook Sections issued by the CICA:

i)	Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interest and contingent consideration. Subsequent changes in fair value of contingent consideration classified as a liability are recognized in earnings. Acquisition-related and integration costs are also to be expensed as incurred rather than considered as part of the purchase price allocation. In addition, changes in estimates associated with future income tax assets after the measurement period are recognized as income tax expense rather than as a reduction of goodwill, with prospective application to all business combinations regardless of the date of acquisition.

ii)	Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders’ equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

In accordance with the transitional provisions, these sections have been applied prospectively (starting October 1, 2009), with the exception of the presentation requirements for non-controlling interest, which must be applied retrospectively and was reflected in the 2010 consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, purchase price allocation of business combinations, income taxes, contingencies and other liabilities, revenue recognition, stock based compensation, investment tax credits and government programs, the impairment of long-lived assets and goodwill.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investment using the proportionate consolidation method.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following basic recognition criteria are met: persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectability is reasonably assured.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Revenue from sales of third party vendor products, such as software licenses, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service or if it assumes delivery and credit risks.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

Multiple-deliverable arrangements

The Company enters into multiple-deliverable arrangements, which may include a combination of IT services and BPS. The guidance below is applied to determine how to separate multiple-deliverable arrangements into separate units of accounting and to allocate the total arrangement consideration among those separate units of accounting.

a) Non-software deliverables

Arrangements entered into or materially modified on or after October 1, 2010 are subject to EIC-175 adopted by the Company at the beginning of fiscal year 2011 as described in “Changes in Accounting Policies”. Under the new guidance, the total arrangement consideration is allocated to each separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; and 2) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, the total arrangement consideration is allocated among the separate units of accounting based on their relative selling prices. Based on this method, the selling price of each separate unit of accounting is determined using VSOE of selling price if available, otherwise TPE of selling price or ESP if neither VSOE nor TPE of selling price is available. VSOE of selling

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

price is established using the price charged for a deliverable when sold separately by the Company. TPE of selling price is established using the vendor’s or competitors’ prices for similar deliverables. ESP is the price at which the Company would offer the service if the deliverable were sold regularly on a stand-alone basis. ESP is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and gross margins.

For arrangements that were in place as of, and were not materially modified after, September 30, 2010, the previous guidance remains effective. Under the previous guidance, if an arrangement involved the provision of multiple-deliverables, the total arrangement value was allocated to each separate units of accounting when: 1) the delivered item had value to the client on a stand-alone basis; 2) there was objective and reliable evidence of the fair value of the undelivered item; and 3) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item was considered probable and substantially in the control of the Company. If these criteria were met, then the total arrangement consideration was allocated among the separate units of accounting based on their relative fair values. Fair value was established based on VSOE or TPE of fair value as described above. In the absence of the fair value for the delivered item, the residual method was allowed to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to the delivered items was the total arrangement consideration less the aggregate VSOE or TPE of fair value of any undelivered items.

b) Software deliverables

The arrangements involving software deliverables may include more than one software deliverable, such as the sale of software licenses, the provision of systems integration and consulting services related to software licenses and the provision of post-contract customer support. The total arrangement consideration is allocated to each separate unit of accounting if: 1) the undelivered items are not essential to the functionality of a delivered item; and 2) there is objective and reliable evidence of the fair value of the undelivered items. If these criteria are met, the total arrangement consideration is allocated among the separate units of accounting based on their relative fair values or residual method if fair value for all undelivered items is available, but not for the delivered item. Fair value is established based on VSOE of fair value as described above.

c) Both software and non-software deliverables

In arrangements that include a combination of software and non-software deliverables, the Company first allocates the total arrangement consideration to the software group of deliverables as a whole and to each of the non-software deliverables based on their relative selling prices. The Company then further allocates consideration within the software group to the respective deliverables within that group following the guidance described in “b) Software deliverables”.

Most of the deliverables within the Company’s multiple-deliverable arrangements qualify as separate units of accounting. A deliverable that does not qualify as a separate unit of accounting is combined into one unit of accounting and the appropriate revenue recognition method is applied.

Once the Company has determined the separate units of accounting within an arrangement and the allocation of total arrangement consideration to each separate unit of accounting, revenue is recognized as described below.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

Outsourcing

Revenue from outsourcing arrangements under time and materials and unit-priced arrangements are generally recognized as the services are provided at the contractually stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the arrangement or based on the contractually stated price.

Revenue from outsourcing arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements and arrangements involving software deliverables where the implementation services are essential to the functionality of the software or where the software requires significant customization are recognized using the percentage-of-completion method over the implementation period. The Company uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the consolidated statement of earnings in the period in which the facts that gave rise to the revision become known.

Software licenses and post-contract customer support

Revenue from software licenses is recognized upon delivery when the software licenses qualify as a separate unit of accounting and the basic recognition criteria are met.

Revenue from post-contract customer support services for software licenses sold and implemented is recognized ratably over the term of the arrangement.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software re-sales, are included in revenue, and the corresponding expense is included in costs of services when the Company has assessed that the costs meet the criteria for gross revenue recognition.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments, comprised of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The funds held for clients’ includes short-term and long-term bonds, and cash. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the balance sheet date.

CAPITAL ASSETS

Capital assets, including those under capital leases, are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

INTANGIBLE ASSETS

Contract costs

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are classified as intangible assets. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.

Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the client’s applications to the Company’s platforms. These costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Pre-contract costs associated with acquiring or implementing outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. Eligible pre-contract costs are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

Other intangible assets

Other intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships.

Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows.

The Company amortizes its other intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets and intangible assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent that such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of deferred compensation plan assets, long-term investments, forward contracts, long-term maintenance agreements, investments in direct financing leases and deferred financing fees. Long-term investments, comprised of bonds, are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the acquisition method. Under this method the cost of an acquisition is measured as the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as of the acquisition date as the excess of the cost of the acquisition over the net identifiable assets acquired and liabilities assumed at their acquisition-date fair values. Subsequent changes in fair values are adjusted against the cost of acquisition when they qualify as measurement period adjustments. All other subsequent changes are recognized in net earnings.

For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

Goodwill for each reporting unit is assessed for impairment at least annually or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The Company has designated September 30 as the date for the annual impairment test. An impairment charge is recorded when the carrying amount of the reporting unit exceeds its fair value and is determined as the difference between the goodwill’s carrying amount and its implied fair value.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (“PSUs”).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

TAX CREDITS

The Company follows the cost reduction method to account for tax credits. Under this method, tax credits related to operating expenditures are recognized in the period in which the related expenditures are charged to operations, provided there is reasonable assurance of realization. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset, provided there is reasonable assurance of realization. The tax credits recorded are based on management’s best estimates of amounts expected to be recovered and are subject to audit by the taxation authorities.

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries, with economic activities largely independent of the Company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations in the consolidated statement of comprehensive income.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the Company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

STOCK-BASED COMPENSATION

The Company uses the fair value based method to account for stock options and PSUs awarded under their respective plans. The fair value of stock options and PSUs is recognized as compensation costs in earnings with a corresponding credit to contributed surplus on a straight line basis over the vesting period of the entire award. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock

FINANCIAL INSTRUMENTS

All financial assets designated as held-to-maturity or loans and receivables, as well as financial liabilities designated as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities designated as held for trading are measured at their fair values and gains and losses related to periodic revaluations are recorded in the consolidated statement of earnings. All financial assets designated as available for sale are measured at their fair value and any unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income (loss) in the consolidated statement of comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale assets are recorded in the consolidated statement of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.

The Company has categorized its financial instruments as follows:

Held for trading

Cash and cash equivalents, short-term investments (other than those included in funds held for clients), derivatives (unless they qualify for hedge accounting, refer to “Hedging Transactions”) and bank overdraft are classified as held for trading. Deferred compensation plan assets were designated as held for trading upon initial recognition as this reflects management’s intentions.

Loans and receivables

Trade accounts receivable, work in progress, and cash included in funds held for clients.

Available for sale

Short-term and long-term bonds included in funds held for clients and long-term investments.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt, excluding obligations under capital leases, and clients’ funds obligations.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

All financial assets and liabilities measured at fair value are categorized in Level 1, except for derivatives, investments included in funds held for clients, and long-term investments which are categorized in Level 2.

HEDGING TRANSACTIONS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges on Senior U.S. unsecured notes

The Company has entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The hedges are considered to be highly effective as the terms of the forward contracts coincide with the intended repayment of the remaining tranche of the debt.

The forward contracts are derivative instruments and, therefore, are recorded at fair value in the consolidated balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income (loss). An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated is reclassified each period from other comprehensive income (loss) to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment to interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

Hedge on net investments in self-sustaining foreign subsidiaries

The Company has designated certain long-term debt as a hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. and European subsidiaries. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income (loss).

Cash flow hedges on future revenue

The Company has also entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue, to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue and to hedge the variability in foreign currency exchange rate between the Indian rupee and the Canadian dollar on the future Canadian revenue.

These hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value in the consolidated balance sheet under other current assets, other long-term assets, accrued liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income (loss) into the consolidated statement of earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

FUTURE CHANGES TO AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of the IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the Company’s first quarter under the IFRS reporting standards will begin on October 1, 2011. For more details on the transition to IFRS, refer to the IFRS section of the MD&A for the year ended September 30, 2011.

Note 3	Cash and cash equivalents and bank overdraft

	2011	2010
	$	$
Cash	100,071	27,162
Cash equivalents	57,690	100,662

Cash and cash equivalents	157,761	127,824

Bank overdraft[1]	(75,538)	—

	82,223	127,824

[1]

As at September 30, 2011, the Company has a bank overdraft that is an integral part of the Company’s cash management activities. The overdraft bears interest at the banks’ weighted average prime rate of 3.12%, and is unsecured and uncommitted.

CGI GROUP INC

Note 4	Accounts receivable

	2011	2010
	$	$
Trade	395,468	349,349
Other[1]	99,287	74,577

	494,755	423,926

[1]

Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, Research and Development tax credits in North America and Europe, and other Job and Economic Growth Creation programs available. The tax credits represent approximately $76,978,000 and $55,758,000 of other accounts receivable in 2011 and 2010, respectively.

Effective April 1, 2008, the Company became eligible for the new Development of E-Business refundable tax credit, which replaces prior existing Québec tax credit programs. The fiscal measure enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015.

Prior to April 1, 2008, in order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres tax credits, the Company relocated some of its eligible employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2011, the balance outstanding for financial commitments for these real estate locations was $310,076,000 ranging between 1 year and 11 years. The refundable tax credits for these programs were calculated at rates varying between 35% to 40% on salaries paid in Québec to a maximum range of $12,500 to $15,000 per year per eligible employee.

Note 5	Funds held for clients

	2011	2010
	$	$
Cash	67,140	248,695
Short-term bonds	10,070	—
Long-term bonds	170,412	—

	247,622	248,695

Note 6	Capital assets

	2011			2010
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Land and buildings	14,773	4,047	10,726	17,309	4,461	12,848
Leasehold improvements	129,329	68,008	61,321	142,297	76,381	65,916
Furniture, fixtures and equipment	91,011	33,435	57,576	75,990	30,605	45,385
Computer equipment	289,441	167,396	122,045	256,985	143,110	113,875

	524,554	272,886	251,668	492,581	254,557	238,024

Capital assets include assets acquired under capital leases totalling $58,267,000 ($57,101,000 in 2010), net of accumulated amortization of $44,143,000 ($35,533,000 in 2010).

CGI GROUP INC

Note 7	Intangible assets

			2011
	Cost	Accumulated amortization	Net book value
	$	$	$
Intangible assets
Contract costs
Incentives	133,470	98,855	34,615
Transition costs	181,542	102,795	78,747

	315,012	201,650	113,362

Other intangible assets
Internal-use software	94,342	73,871	20,471
Business solutions	265,571	180,210	85,361
Software licenses	163,595	120,296	43,299
Client relationships and other	402,721	257,327	145,394

	926,229	631,704	294,525

	1,241,241	833,354	407,887

			2010
	Cost	Accumulated amortization	Net book value
	$	$	$
Intangible assets
Contract costs
Incentives	236,750	190,294	46,456
Transition costs	200,154	102,734	97,420

	436,904	293,028	143,876

Other intangible assets
Internal-use software	90,704	66,841	23,863
Business solutions	283,799	178,491	105,308
Software licenses	174,412	123,977	50,435
Client relationships and other	426,546	233,274	193,272

	975,461	602,583	372,878

	1,412,365	895,611	516,754

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets that were acquired or internally developed during the following years:

	2011	2010	2009
	$	$	$
Acquired	39,397	166,468	22,965
Internally developed	46,741	49,193	44,181

	86,138	215,661	67,146

CGI GROUP INC

Note 8	Other long-term assets

	2011	2010
	$	$
Deferred compensation plan assets	16,452	16,318
Long-term investments	15,309	—
Forward contracts (Note 27)	6,179	13,317
Long-term maintenance agreements	5,338	5,542
Investment in direct financing lease[1]	4,610	—
Deferred financing fees	1,077	2,360
Other	6,949	4,724

	55,914	42,261

[1]

During the fiscal year 2011, the Company entered into a leasing arrangement with a client accounted for as direct financing leases. As at September 30, 2011, an amount of $2,977,000 representing the current portion is included in prepaid expenses and other current assets and the remaining $4,610,000 is included in other long-term assets.

Note 9	Goodwill

Due to the change in operating segments effective October 1, 2010, the Company reallocated goodwill to the new reporting units using relative fair value and conducted a goodwill impairment test on October 1, 2010 using the revised reporting units, which are the same as the operating segments (Note 23). Based on the results of this test, no impairment charge was required. In addition, the Company completed the annual impairment test as at September 30, 2011 and did not identify any impairment.

The variations in goodwill are as follows:

					2011
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Balance, beginning of year	202,715	964,085	1,282,773	75,840	2,525,413
Acquisition	—	—	—	656	656
Purchase price adjustments (Note 19c)	—	—	4,376	—	4,376
Disposal of business	—	(5,050)	—	—	(5,050)
Foreign currency translation adjustment	120	—	10,682	(175)	10,627

Balance, end of year	202,835	959,035	1,297,831	76,321	2,536,022

					2010
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Balance, beginning of year	—	1,141,381	432,320	101,080	1,674,781
Acquisition (Note 19a)	—	—	886,403	—	886,403
Foreign currency translation adjustment	—	—	(25,961)	(9,810)	(35,771)

Balance, end of year, as previously reported	—	1,141,381	1,292,762	91,270	2,525,413

Goodwill reallocation to new reporting units	202,715	(177,296)	(9,989)	(15,430)	—

Balance, end of year	202,715	964,085	1,282,773	75,840	2,525,413

CGI GROUP INC

Note 10	Other long-term liabilities

	2011	2010
	$	$
Deferred compensation	24,842	25,173
Deferred revenue	29,887	40,702
Deferred rent[1]	57,645	44,737
Forward contracts (Note 27)	3,090	3,396
Other[2]	10,198	5,891

	125,662	119,899

[1]	Deferred rent includes the long-term portion of lease provisions which consist of estimated costs associated with vacated premises.

The total costs associated with the vacated premises of $16,471,000 recorded in costs of services, selling and administrative expenses is included in the GIS, Canada and US & India segments for an amount of $2,605,000, $11,468,000 and $2,398,000 respectively, in 2011 ($3,629,000 included in the Canada segment in 2010 and $10,606,000 included in the Canada and Europe & Asia Pacific segments for an amount of $9,825,000 and $781,000 respectively, in 2009).

[2]

Asset retirement obligations included in “Other” pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $6,590,000 ($3,060,000 in 2010) was based on the expected cash flows of $8,790,000 ($4,370,000 in 2010) and was discounted at an average interest rate of 5.64% (6.42% in 2010). The timing of the settlement of these obligations varies between one and 12 years.

Note 11	Long-term debt

	2011	2010
	$	$
Senior U.S. unsecured notes, bearing an interest rate of 6.00% and repayable by a payment of $20,778 (US$20,000) in 2014, less imputed interest of $131[1]	20,647	109,899
Unsecured committed revolving term facility bearing interest at one month LIBOR rate plus 0.70% or one month bankers’ acceptance rate plus 0.70%, maturing in 2012[2]	859,277	964,223
Obligations bearing a weighted average interest rate of 3.52% and repayable in blended monthly instalments maturing at various dates until 2018	58,575	22,049
Obligations under capital leases, bearing a weighted average interest rate of 4.37% and repayable in blended monthly instalments maturing at various dates until 2018	67,182	57,705

	1,005,681	1,153,876
Current portion	402,534	114,577

	603,147	1,039,299

[1]

As at September 30, 2011, the private placement financing with U.S. institutional investors is comprised of one remaining tranche of Senior U.S. unsecured notes maturing in January 2014 for an amount of US$20,000,000. On January 28, 2011, the Company repaid the second tranche in the amount of $87,300,000 (US$87,000,000), and settled the related forward contracts taken to manage the Company’s exposure to fluctuation in the foreign exchange rate resulting in a cash outflow of $1,275,000. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 28). As at September 30, 2011, the Company is in compliance with these covenants.

[2]

The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012 bearing interest at one month LIBOR plus a variable margin that is determined based on leverage ratios (Note 28). As at September 30, 2011, an amount of $859,277,000 has been drawn upon this facility. Also an amount of $18,317,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 28). As at September 30, 2011, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $2,500,000 bearing interest at the Canadian prime rate. As at September 30, 2011, no amount has been drawn upon this facility.

During the year, the Company entered into a US$475,000,000 private placement financing with U.S. institutional investors that will be drawn down no later than December 15, 2011. The private placement will be comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. As a result of this private placement, an amount of $493,478,000 due under the existing unsecured revolving credit facility maturing within the next 12 months has been classified as long-term as of September 30, 2011 based on management’s intention to reimburse part of the unsecured revolving term facility with the proceeds of the private placement.

CGI GROUP INC

Note 11	Long-term debt (continued)

Principal repayments on long-term debt over the forthcoming years are as follows:

$
2012	379,595
2013	14,574
2014	33,522
2015	9,425
2016	6,615
Thereafter	494,768

Total principal payments on long-term debt	938,499

Minimum capital lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
2012	22,939	2,616	25,555
2013	17,830	1,482	19,312
2014	13,866	816	14,682
2015	8,223	297	8,520
2016	3,790	47	3,837
Thereafter	534	—	534

Total minimum capital lease payments	67,182	5,258	72,440

Note 12	Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

CGI GROUP INC

Note 12	Capital stock (continued)

For 2011, 2010 and 2009, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, September 30, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672
Repurchased and cancelled[1]	(9,708,292)	(44,272)	—	—	(9,708,292)	(44,272)
Issued upon exercise of options[2]	2,221,032	22,870	—	—	2,221,032	22,870
Conversion of shares[3]	600,000	837	(600,000)	(837)	—	—

Balance, September 30, 2009	267,278,110	1,251,383	33,608,159	46,887	300,886,269	1,298,270
Repurchased and cancelled[1]	(35,602,085)	(168,759)	—	—	(35,602,085)	(168,759)
Issued upon exercise of options[2]	6,008,766	65,558	—	—	6,008,766	65,558

Balance, September 30, 2010	237,684,791	1,148,182	33,608,159	46,887	271,292,950	1,195,069
Repurchased and cancelled[1]	(16,373,400)	(80,009)	—	—	(16,373,400)	(80,009)
Issued upon exercise of options[2]	5,743,649	66,065	—	—	5,743,649	66,065
Purchased and held in trust[4]	—	(2,566)	—	—	—	(2,566)

Balance, September 30, 2011	227,055,040	1,131,672	33,608,159	46,887	260,663,199	1,178,559

[1]

On January 26, 2011, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange (“TSX”) subsequently approved the Company’s request for approval. The NCIB enables the Company to purchase up to 23,006,547 Class A subordinate shares (25,151,058 in 2010 and 26,970,437 in 2009) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the NCIB commencing February 9, 2011, until no later than February 8, 2012, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During fiscal year 2011, the Company repurchased, under the previous and current NCIB, 16,373,400 Class A subordinate shares (35,602,085 in 2010 and 9,525,892 in 2009) for cash consideration of $305,028,000 ($516,699,000 in 2010 and $99,881,000 in 2009). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $225,019,000 ($347,940,000 in 2010 and $55,609,000 in 2009), was charged to retained earnings.

[2]

The carrying value of Class A subordinate shares includes $14,341,000 ($13,332,000 in 2010 and $5,253,000 in 2009), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the year.

[3]	During the year ended September 30, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.
[4]

In connection with the PSU plan, the Company provided instructions to a trustee under the terms of a Trust Agreement to purchase 164,012 Class A subordinate shares of the Company in the open market for $2,566,000 during the year ended September 30, 2011 (Note 13b).

CGI GROUP INC

Note 13	Stock-based compensation and contributed surplus

A) STOCK OPTIONS

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to four years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2011, 46,258,529 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

		2011		2010		2009
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$		$
Outstanding, beginning of year	26,555,483	10.03	28,883,835	9.16	26,757,738	9.34
Granted	6,634,974	15.53	8,413,586	12.58	8,448,453	9.32
Exercised	(5,743,649)	9.01	(6,008,766)	8.69	(2,221,032)	7.93
Forfeited	(3,255,072)	12.68	(3,734,542)	9.65	(3,863,746)	11.16
Expired	(28,419)	9.19	(998,630)	15.91	(237,578)	14.11

Outstanding, end of year	24,163,317	11.42	26,555,483	10.03	28,883,835	9.16

Exercisable, end of year	13,108,369	9.39	14,116,392	8.60	18,087,166	8.75

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2011:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
5.20 to 6.98	1,496,149	3.71	6.51	1,496,149	6.51
7.00 to 7.87	2,411,975	3.73	7.75	2,411,975	7.75
8.00 to 8.91	2,599,257	3.12	8.55	2,599,257	8.55
9.05 to 9.43	3,783,709	6.97	9.31	2,345,168	9.31
10.05 to 11.80	2,733,832	6.02	11.37	2,733,832	11.37
12.54 to 13.26	4,683,744	8.01	12.55	1,425,520	12.55
14.48 to 15.96	6,396,109	9.01	15.48	52,926	15.15
19.28 to 22.52	58,542	9.60	20.66	43,542	20.02

	24,163,317	6.67	11.42	13,108,369	9.39

CGI GROUP INC

Note 13	Stock-based compensation and contributed surplus (continued)

The following table presents the weighted average assumptions used to determine the stock-based compensation cost recorded in costs of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2011	2010	2009
Stock-based compensation cost ($)	15,022	15,517	8,617

Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	27.11	27.32	24.42
Risk-free interest rate (%)	1.99	2.48	3.05
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	4.31	3.63	2.59

B) PERFORMANCE SHARE UNITS

On September 28, 2010, the Company adopted a PSU plan for senior executives and other key employees (“participants”). Under that plan, the Board of Directors may grant PSUs to participants which entitles them to receive one Class A subordinate share for each PSU. The vesting and performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31, of the third calendar year during which the award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefits of the participants. The trust, considered as a variable interest entity, is consolidated in the Company’s financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 12).

During the year ended September 30, 2011, the Company granted 164,012 PSUs with a grant date fair value of $15.51 per unit based on the closing price of the Class A subordinate shares on the TSX on that date. There was no grant under this plan in fiscal year 2010.

The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses for the year ended September 30, 2011 was $399,000 (nil for the year ended September 30, 2010).

C) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2008:

$
Balance, September 30, 2008	77,373
Compensation cost associated with exercised options (Note 12)	(5,253)
Stock-based compensation cost	8,617

Balance, September 30, 2009	80,737
Compensation cost associated with exercised options (Note 12)	(13,332)
Stock-based compensation cost	15,517

Balance, September 30, 2010	82,922
Compensation cost associated with exercised options (Note 12)	(14,341)
Stock-based compensation cost	15,421

Balance, September 30, 2011	84,002

CGI GROUP INC

Note 14	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations attributable to shareholders of the Company for the years ended September 30:

	2011			2010			2009
	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations
	$		$	$		$	$		$
Basic	434,809	265,333,074	1.64	362,386	284,826,257	1.27	315,158	306,853,077	1.03
Dilutive options and PSUs[2]		9,953,460			8,093,693			3,492,164

	434,809	275,286,534	1.58	362,386	292,919,950	1.24	315,158	310,345,241	1.02

[1]

The 16,373,400 Class A subordinate shares repurchased and the 164,012 Class A subordinate shares purchased and held in a trust during the fiscal year 2011 (35,602,085 and nil, respectively in 2010 and 9,525,892 and nil, respectively in 2009), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 6,297,143, 8,029,590 and 13,384,651 options for the years ended September 30, 2011, 2010 and 2009, respectively, as they were anti-dilutive.

Note 15	Amortization

	2011	2010	2009
	$	$	$
Amortization of capital assets[1]	78,627	72,067	61,412
Amortization of intangible assets
Contract costs related to transition costs	23,100	30,396	22,377
Other intangible assets[2]
Internal-use software	10,834	11,121	13,770
Business solutions	35,371	26,322	40,929
Software licenses	19,226	18,726	16,674
Client relationships and other	44,214	36,676	40,599

	211,372	195,308	195,761
Amortization of contract costs related to incentives (presented as a reduction of revenue)	16,013	23,149	21,043
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,257	—	—
Amortization of deferred financing fees (presented in interest on long-term debt)	1,283	1,283	1,283

	229,925	219,740	218,087

[1]	Amortization expense of capital assets acquired under capital leases was $18,526,000 in 2011 ($18,467,000 and $13,213,000 in 2010 and 2009 respectively).
[2]

Amortization includes impairment for a total amount of $11,719,000 related to business solutions that were no longer expected to provide future value, and is included in the Canada and U.S. & India segments for an amount of $9,567,000 and $2,152,000, respectively, in 2011 (nil in 2010 and $11,143,000 in 2009 related to internal-use software, business solutions and client relationships for an amount of $807,000, $7,485,000 and $2,851,000, respectively, mainly included in the U.S. & India segment).

CGI GROUP INC

Note 16	Accumulated other comprehensive loss

	Balance, as at October 1, 2010	Net changes during the year	Balance, as at September 30, 2011
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $11,403)	(413,021)	11,716	(401,305)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $13,261)	76,806	(4,695)	72,111
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $1,457)	14,469	(9,197)	5,272
Net unrealized gains on available for sale investments (net of accumulated income tax recovery of $854)	—	2,352	2,352

	(321,746)	176	(321,570)

	Balance, as at October 1, 2009	Net changes during the year	Balance, as at September 30, 2010
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $12,686)	(359,423)	(53,598)	(413,021)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $14,347)	61,000	15,806	76,806
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $5,336)	12,433	2,036	14,469

	(285,990)	(35,756)	(321,746)

	Balance, as at October 1, 2008	Net changes during the year	Balance, as at September 30, 2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,464)	(365,672)	6,249	(359,423)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $11,623)	45,261	15,739	61,000
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,422)	(1,013)	13,446	12,433

	(321,424)	35,434	(285,990)

For the year ended September 30, 2011, $7,476,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $3,314,000) were reclassified to net earnings for derivatives designated as cash flow hedges ($8,359,000 net of income taxes of $3,746,000 for the year ended September 30, 2010, and $928,000 net of income taxes of $478,000 for the year ended September 30, 2009).

CGI GROUP INC

Note 17	Income taxes

Future income taxes are classified as follows:

	2011	2010
	$	$
Current future income tax assets	3,522	16,509
Long-term future income tax assets	11,601	11,592
Current future income tax liabilities	(20,389)	(26,423)
Long-term future income tax liabilities	(146,889)	(170,683)

Future income taxes, net	(152,155)	(169,005)

The income tax expense is as follows:

	2011	2010	2009
	$	$	$
Current	127,379	136,387	95,923
Future	(15,886)	(21,417)	29,300

	111,493	114,970	125,223

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2011	2010	2009
	%	%	%
Company’s statutory tax rate	28.8	30.2	30.9
Effect of foreign tax rate differences	(2.4)	0.3	—
Final determination from agreements with tax authorities and expirations of statutes of limitations	(6.8)	(7.9)	(3.9)
Non-deductible and tax exempt items	0.7	1.7	1.3
Impact on future tax assets and liabilities resulting from tax rate changes	0.1	(0.3)	—
Tax benefits on losses	—	0.1	0.1

Effective income tax rate	20.4	24.1	28.4

Future income tax assets and liabilities are as follows at September 30:

	2011	2010
	$	$
Future income tax assets:
Accounts payable, accrued liabilities and other long-term liabilities	25,021	14,074
Tax benefits on losses carried forward	11,423	14,667
Capital assets and intangible assets	18,404	20,482
Accrued compensation	16,580	28,397
Unrealized losses on cash flow hedges	2,054	1,585
Allowance for doubtful accounts	3,255	1,793
Other	1,280	1,612

	78,017	82,610
Valuation allowance	(3,964)	(4,346)

	74,053	78,264

Future income tax liabilities:
Capital assets, intangible assets and other long-term assets	141,369	161,988
Work in progress	28,090	25,165
Goodwill	33,490	27,774
Refundable tax credits on salaries	14,756	20,985
Unrealized gains on cash flow hedges	3,511	6,908
Other	4,992	4,449

	226,208	247,269

Future income taxes, net	(152,155)	(169,005)

CGI GROUP INC

Note 17	Income taxes (continued)

At September 30, 2011, the Company had $37,152,000 in non-capital losses carried forward, of which $2,973,000 expire at various dates up to 2018 and $34,179,000 have no expiry dates. The Company recognized a future tax asset of $11,423,000 on the losses carried forward and recognized a valuation allowance of $3,964,000. The decrease in the valuation allowance mainly results from the expiry of non capital losses. The resulting net future income tax asset of $7,459,000 is the amount that is more likely than not to be realized.

Foreign earnings of certain of the Company’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.

Note 18	Costs of services, selling and administrative

Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2011	2010	2009
	$	$	$
Costs of services, selling and administrative	3,665,024	3,116,425	3,268,995
Tax credits	(111,832)	(90,602)	(98,589)

	3,553,192	3,025,823	3,170,406

CGI GROUP INC

Note 19	Investments in subsidiaries

2011 TRANSACTIONS

a) Acquisition

There were no significant acquisitions during fiscal 2011.

b) Disposal

On April 4, 2011, the Company concluded a transaction for a net consideration of $10,500,000 whereby Conseiller en informatique d’affaires CIA inc. (“CIA”) repurchased its shares held by the Company, which represented a 68% interest, excluding its Paris operations, and the Company simultaneously purchased 32% of the operations carried out in CIA’s Paris office not previously owned. The Company received $5,917,000 during the year ended September 30, 2011, with the remaining balance of $4,583,000 due in quarterly instalments up to March 2014 bearing interest at 10%. The sale did not have a material impact on the Company’s net earnings or financial position. The increase in the investment in CIA’s Paris office resulted in a decrease in retained earnings of $811,000. As a result there is no longer a non-controlling interest in the Company’s consolidated financial statements.

c) Modifications to purchase price allocation

During the year ended September 30, 2011, the Company finalized the purchase price allocation and made adjustments relating to the acquisition of Stanley, Inc. (“Stanley”). The resulting impact for the year ended September 30, 2011 was a decrease in intangible assets of $1,743,000, future income tax assets of $299,000 and future income tax liabilities of $682,000 and an increase of accrued compensation of $1,491,000, accounts payable and accrued liabilities of $50,000 and income taxes payable of $1,475,000, whereas goodwill increased by $4,376,000. The prior period figures have not been adjusted given that the effect of restatement was not significant.

d) Acquisition-related and integration costs

In connection with the acquisition of Stanley in fiscal year 2010, the Company expensed $3,675,000 during the year ended September 30, 2011. The expenses included costs to integrate the operations and to realize synergies.

CGI GROUP INC

Note 19	Investments in subsidiaries (continued)

2010 TRANSACTIONS

a) Acquisition

The Company made the following acquisition:

Stanley – On August 17, 2010, the Company acquired all outstanding shares of Stanley, a provider of information technology services and solutions to U.S. defence, intelligence and federal civilian government agencies, for a total cash consideration of $923,150,000. The acquisition was financed through a withdrawal from the Company’s existing unsecured revolving credit facility and cash on hand of $832,160,000 and $90,990,000, respectively. Stanley’s operations will increase the scale and capabilities of the Company to serve the U.S. Federal Government expanding the offering into the defence and intelligence space.

The acquisition was accounted for using the acquisition method. The purchase price allocation shown below was preliminary and based on the Company’s management’s best estimates. The final purchase price allocations were expected to be completed as soon as Company’s management had gathered all of the significant information available and considered necessary in order to finalize this allocation.

Stanley
$
Current assets[1]	163,648
Capital assets	9,005
Intangible assets	123,897
Goodwill[2]	886,403
Other long-term assets	3,167
Future income taxes	3,564
Current liabilities	(176,110)
Debt, classified as current	(102,262)
Other long-term liabilities	(11,748)

899,564
Cash acquired	23,586

Net assets acquired	923,150

Cash consideration	923,150

[1]	The current assets included accounts receivable with a fair value of $97,967,000 which approximates the gross amount due under the contracts.
[2]

The goodwill arising from the acquisition mainly represented the future economic value associated to acquired work force and synergies with the Company’s operations. All of the goodwill was included in the U.S. and India segment and $26,323,000 was deductible for tax purposes.

In connection with the acquisition of Stanley, the Company expensed $20,883,000 during the year ended September 30, 2010. Included in that amount are acquisition-related costs of $11,573,000 and integration costs of $9,310,000. The acquisition-related costs consisted mainly of professional fees incurred for the acquisition. The integration costs mainly included provisions related to leases for premises occupied by the acquired business, which the Company vacated, as well as costs related to the termination of certain employees of the acquired business performing functions already available through its existing structure. The acquisition-related and integration costs were separately disclosed in the Company’s consolidated statement of earnings.

CGI GROUP INC

Note 19	Investments in subsidiaries (continued)

b) Business combination adjustments

Certain unrecorded future income tax assets acquired from past acquisitions were recognized during the year ended September 30, 2010, resulting in a corresponding decrease in income tax expense of $7,378,000. The transitional rules of the new Section 1582 require that a change in recognized acquired future income tax assets arising from past business combinations be recorded through the income tax expense. Prior to the adoption of Section 1582, the corresponding decrease would have been applied to the goodwill.

2009 TRANSACTIONS

a) Acquisition

There were no significant acquisitions during fiscal 2009.

b) Disposal

On February 20, 2009, the Company disposed of its actuarial services business for purchase consideration of $3,780,000 less an estimated working capital adjustment. The Company received $3,565,000 on February 27, 2009. The business was previously included in the Canada segment. As a result of the final agreement, net assets disposed of included goodwill of $1,499,000. The transaction resulted in a gain of $1,494,000.

c) Modifications to purchase price allocations

During the year ended September 30, 2009, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of accounts payable and accrued liabilities of $969,000 and a net increase of future income tax liabilities of $338,000, whereas goodwill decreased by $631,000.

Additionally, certain unrecorded future income tax assets acquired from past acquisitions were recognized during the year ended September 30, 2009, resulting in a corresponding decrease in goodwill of $19,708,000.

d) Consideration of purchase price

During fiscal 2009, the Company paid a balance of purchase price of $997,000 relating to a business acquisition.

Note 20	Discontinued operations

In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services business was divested in July 2008 and the actuarial services business was divested in February 2009 (Note 19b of 2009 Transactions).

The following table presents summarized financial information related to discontinued operations:

	2011	2010	2009
	$	$	$
Revenue	—	—	2,511
Operating expenses[1]	—	—	1,046
Amortization	—	—	14

Earnings before income taxes	—	—	1,451
Income tax expense[2]	—	—	143

Earnings from discontinued operations	—	—	1,308

[1]	For the year ended September 30, 2009, operating expenses from discontinued operations include a gain on disposition of $1,494,000.
[2]	Income tax expense does not bear a normal relation to earnings before income taxes since the sale includes goodwill of $1,499,000 for the year ended September 30, 2009, which has no tax basis.

CGI GROUP INC

Note 20	Discontinued operations (continued)

The related cash flow information of discontinued operations is as follows:

	2011	2010	2009
	$	$	$
Cash provided by operating activities	—	—	164
Cash used in investing activities	—	—	(3)

Total cash provided by discontinued operations	—	—	161

Note 21	Joint Venture: supplementary information

The Company’s 49% proportionate share of operations of its joint venture, Innovapost Inc. (“Innovapost”), is included in the consolidated financial statements as follows:

		2011	2010
		$	$
Balance sheets
Current assets		44,287	38,148
Non-current assets		2,309	2,992
Current liabilities		17,445	15,609
Non-current liabilities		994	933

	2011	2010	2009
	$	$	$
Statements of earnings
Revenue	98,578	91,015	101,964
Expenses	85,219	79,597	88,552

Net earnings	13,359	11,418	13,412

	2011	2010	2009
	$	$	$
Statements of cash flows
Cash provided by (used in):
Operating activities	12,630	13,763	25,542
Investing activities	(572)	(733)	(570)
Financing activities	(9,800)	(12,740)	(12,250)

Note 22	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the years ended September 30:

	2011	2010	2009
	$	$	$
Accounts receivable	(93,995)	125,928	31,749
Work in progress	(39,790)	(59,579)	(22,450)
Prepaid expenses and other current assets	46,176	17,933	8,399
Accounts payable and accrued liabilities	34,683	(46,810)	(39,255)
Accrued compensation	(1,303)	(74,443)	38,009
Deferred revenue	(3,571)	22,415	15,194
Income taxes	(34,560)	(8,386)	25,974

	(92,360)	(22,942)	57,620

CGI GROUP INC

Note 22	Supplementary cash flow information (continued)

b)	Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2011	2010	2009
	$	$	$
Operating activities
Accounts receivable	(326)	(693)	(1,476)
Work in progress	—	2,707	—
Prepaid expenses and other current assets	(26,400)	—	—
Accounts payable and accrued liabilities	—	—	(1,817)
Deferred revenue	—	3,750	4,779

	(26,726)	5,764	1,486

Investing activities
Purchase of capital assets	(36,083)	(42,982)	(27,040)
Additions of intangible assets	(15,939)	(23,708)	(4,779)
Additions of other long-term assets	(3,646)	—	—

	(55,668)	(66,690)	(31,819)

Financing activities
Increase in obligations under capital leases	28,822	38,200	27,040
Increase in obligations	53,246	22,033	—
Issuance of shares	326	693	1,476
Repurchase of Class A subordinate shares	—	—	1,817

	82,394	60,926	30,333

c)	Interest paid and income taxes paid are as follows for the years ended September 30:

	2011	2010	2009
	$	$	$
Interest paid	17,807	13,254	16,558
Income taxes paid	135,433	104,724	63,125

CGI GROUP INC

Note 23	Segmented information

In prior years, management regularly reviewed the Company’s operating results based on a geographic delivery view, in addition to Corporate services. As a result of changes to the management reporting structure on October 1, 2010, the Company is now managed through four operating segments.

The GIS segment incorporates all services provided to clients for their technology infrastructure management. This segment incorporates results from these services world-wide.

The other segments incorporate all other services provided to clients based on a geographical delivery model: Canada, U.S. & India and Europe & Asia Pacific. In addition to system integration and consulting, services may include the outsourcing of projects and applications, application maintenance and support, as well as BPS.

The following presents information on the Company’s operations based on its management structure. The Company has retrospectively revised the segmented information for earlier periods to conform to the new segmented information structure.

	2011
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	824,847	1,858,686	2,079,098	269,402	5,032,033
Intersegment revenue elimination	(12,763)	(522,306)	(125,087)	(48,640)	(708,796)

Revenue	812,084	1,336,380	1,954,011	220,762	4,323,237

Earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense and income tax expense[1]	106,902	263,700	182,840	8,510	561,952
Acquisition-related and integration costs					(3,675)
Interest on long-term debt					(19,395)
Interest income					3,759
Other income					3,917

Earnings before income taxes					546,558

Total assets	543,558	1,686,966	2,264,958	190,061	4,685,543

[1]	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $84,385,000, $53,573,000, $86,686,000 and $3,998,000, respectively, for the year ended September 30, 2011.

CGI GROUP INC

Note 23	Segmented information (continued)

	2010
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	872,645	1,824,068	1,478,017	239,548	4,414,278
Intersegment revenue elimination	(14,690)	(478,623)	(142,222)	(46,626)	(682,161)

Revenue	857,955	1,345,445	1,335,795	192,922	3,732,117

Earnings (loss) from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense, gain on sale of capital assets and income tax expense[1]	89,225	259,075	166,917	(3,315)	511,902
Acquisition-related and integration costs					(20,883)
Interest on long-term debt					(17,123)
Interest income					2,419
Other income					952
Gain on sale of capital assets					469

Earnings before income taxes					477,736

Total assets	517,674	1,729,239	2,193,487	166,791	4,607,191

[1]	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $94,056,000, $54,083,000, $64,119,000 and $6,199,000, respectively, for the year ended September 30, 2010.

	2009
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	949,134	1,900,322	1,426,673	303,764	4,579,893
Intersegment revenue elimination	(20,237)	(564,867)	(116,580)	(53,048)	(754,732)

Revenue	928,897	1,335,455	1,310,093	250,716	3,825,161

Earnings from continuing operations before interest on long-term debt, interest income, other (income) expense, and income tax expense[1]	85,720	212,546	149,015	13,460	460,741
Interest on long-term debt					(18,960)
Interest income					2,908
Other expense					(3,569)

Earnings before income taxes					441,120

Total assets	645,857	1,963,873	1,085,179	205,001	3,899,910

[1]	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $82,450,000, $45,735,000, $80,368,000 and $8,251,000, respectively, for the year ended September 30, 2009.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 2). Intersegment revenue is priced as if the revenue was from third parties.

CGI GROUP INC

Note 23	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides information for capital assets based on their location:

	2011	2010
	$	$
Capital assets
Canada	164,705	161,993
U.S.	65,405	59,306
Other	21,558	16,725

	251,668	238,024

The following table provides revenue information based on the client’s location:

	2011	2010	2009
	$	$	$
Revenue
Canada	2,009,936	2,043,855	2,111,499
U.S.	2,042,365	1,447,421	1,407,644
Other	270,936	240,841	306,018

	4,323,237	3,732,117	3,825,161

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2011	2010	2009
	$	$	$
Outsourcing
IT Services	2,206,204	1,870,804	1,817,943
BPS	749,728	412,341	405,516
Systems integration and consulting	1,367,305	1,448,972	1,601,702

	4,323,237	3,732,117	3,825,161

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies accounted for $1,233,784,000 of revenues included within the U.S. & India segment for the year ended September 30, 2011 ($510,786,000 and $394,436,000 for the years ending September 30, 2010 and 2009, respectively).

CGI GROUP INC

Note 24	Related party transactions

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.

Revenue was $80,075,000, $81,760,000 and $108,139,000 for the years ended September 30, 2011, 2010 and 2009, respectively.

	2011	2010
	$	$
Accounts receivable	4,570	681
Work in progress	1,158	1,076
Contract costs	3,713	6,210
Deferred revenue	2,985	1,012

Note 25	Employee future benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

•

The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2011, 2010 and 2009, the plan expense was $4,154,000, $5,343,000 and $5,053,000, respectively.

•

The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employees’ contributions to a maximum of US$2,500 per year. For the years ended September 30, 2011, 2010 and 2009, the amounts of the Company’s contributions were $10,469,000, $8,212,000 and $7,557,000, respectively.

•

The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totaled $1,775,000 as at September 30, 2011 ($2,376,000 at September 30, 2010). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totalled $16,452,000 as at September 30, 2011 ($16,318,000 as at September 30, 2010).

•

The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The post-employment benefits liability totalled $6,966,000 as at September 30, 2011 ($7,008,000 at September 30, 2010). The Company measures its benefits liability as at September 30 of each year. An actuarial valuation was performed at September 30, 2011, and the next actuarial valuation will be as at September 30, 2014.

CGI GROUP INC

Note 25	Employee future benefits (continued)

•

The Company’s joint venture maintains a defined benefit pension plan and a supplementary retirement arrangement plan to cover its active employees. The post-employment benefit assets totalled $2,781,000 as at September 30, 2011, ($1,044,000 as at September 30, 2010). The assets for both plans are based on the most recent actuarial valuations as at September 30. Actuarial valuations were performed as at December 31, 2010 and January 1, 2011, respectively, and the next actuarial valuations will be as at December 31, 2013 and January 1, 2013, respectively.

Note 26	Commitments, contingencies and guarantees

A) COMMITMENTS

At September 30, 2011, the Company is committed under the terms of operating leases with various expiration dates up to 2027, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $815,771,000. Minimum lease payments due in the next five years and thereafter are as follows:

$
2012	129,387
2013	114,934
2014	96,946
2015	90,434
2016	76,606
Thereafter	307,464

The Company entered into long-term service and other agreements representing a total commitment of $98,391,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2012	48,547
2013	34,805
2014	9,839
2015	4,420
2016	780

B) CONTINGENCIES

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CGI GROUP INC

Note 26	Commitments, contingencies and guarantees (continued)

C) GUARANTEES

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $3,733,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2011. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2011, the Company provided for a total of $43,230,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property accounted for as an operating lease at the expiration of the lease term.

CGI GROUP INC

Note 27	Financial instruments

FAIR VALUE

At September 30, 2011 and 2010, the estimated fair values of trade accounts receivable, work in progress, cash included in funds held for clients, accounts payable and accrued liabilities, accrued compensation, long-term debt obligation and clients’ funds obligations approximate their respective carrying values.

The fair values of Senior U.S. unsecured notes and the unsecured committed revolving term facility, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, are $22,236,000 and $855,307,000 as at September 30, 2011, respectively ($112,937,000 and $941,396,000 as at September 30, 2010, respectively), as compared to their carrying value of $20,647,000 and $859,277,000, respectively (as compared to $109,899,000 and $964,223,000 as at September 30, 2010, respectively) (Note 11).

The following table summarizes the fair value of outstanding hedging instruments:

		2011	2010
	Recorded as	$	$
Hedge on net investments in self-sustaining foreign subsidiaries
US$815,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$920,000 as at September 30, 2010)	Long term debt	846,703	947,416
€9,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2010)	Long term debt	12,574	16,807
Cash flow hedges on future revenue

US$76,740 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$130,380 as at September 30, 2010)

	Other current assets Other long-term assets	6,497 5,613	8,918 11,433
US$45,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$44,820 as at September 30, 2010)	Other current assets Other long-term assets Other long-term liabilities	156 1 536	2,378 1,121 —
$62,220 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($89,040 as at September 30, 2010)	Accrued liabilities Other long-term liabilities	2,560 2,554	1,570 3,396
Cash flow hedges on Senior U.S. unsecured notes
US$20,000 foreign currency forward contracts (US$107,000 as at September 30, 2010)	Other current asset Other long-term assets	— 565	1,277 763

The Company expects that approximately $4,093,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at September 30, 2011 will be reclassified in net income in the next 12 months.

During fiscal 2011, the Company’s hedging relationships were effective.

CGI GROUP INC

Note 27	Financial instruments (continued)

MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 11) and does not currently hold any financial instruments that mitigate this risk. The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. The Company enters into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries (Note 2). The Company also hedges a portion of the translation of self-sustaining operations’ net assets into Canadian dollar with foreign currency denominated borrowings (Note 2). Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar and the euro foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates.

		2011		2010
	U.S. dollar impact	Euro impact	U.S. dollar impact	Euro impact

Increase in net earnings	565	191	381	318
(Decrease) increase in other comprehensive income	(62,887)	2,383	(91,165)	1,690

CGI GROUP INC

Note 27	Financial instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2011	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Bank overdraft	75,538	75,538	75,538	—	—	—
Accounts payable and accrued liabilities	321,745	321,745	321,745	—	—	—
Accrued compensation	189,969	189,969	189,969	—	—	—
Senior U.S. unsecured notes	20,647	23,895	1,247	1,247	21,401	—
Unsecured committed revolving term facility	859,277	866,560	866,560	—	—	—
Obligations repayable in blended monthly instalments	58,575	62,987	15,553	15,898	30,242	1,294
Clients’ funds obligations	244,660	244,660	244,660	—	—	—
Derivative financial liabilities
Cash flow hedge on future revenue
Outflow	5,650	6,237	2,675	2,423	1,139	—
(Inflow)	(12,267)	(12,535)	(6,772)	(4,972)	(791)	—

	1,763,794	1,779,056	1,711,175	14,596	51,991	1,294

As at September 30, 2010	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond 5 years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	304,376	304,376	304,376	—	—	—
Accrued compensation	191,486	191,486	191,486	—	—	—
Senior U.S. unsecured notes	109,899	116,799	93,113	1,236	22,450	—
Unsecured committed revolving term facility	964,223	977,861	9,092	968,769	—	—
Obligations repayable in blended monthly instalments	22,049	23,961	6,292	5,052	11,211	1,406
Clients’ funds obligations	248,695	248,695	248,695	—	—	—
Derivative financial liabilities
Cash flow hedge on future revenue
Outflow	4,966	5,562	1,637	1,740	2,185	—
(Inflow)	(23,850)	(24,658)	(11,447)	(7,323)	(5,888)	—

	1,821,844	1,844,082	843,244	969,474	29,958	1,406

As at September 30, 2011, the Company holds cash and cash equivalents and short-term and long-term investments of $183,236,000 ($141,020,000 as at September 30, 2010). The Company also has available $622,406,000 in unsecured revolving credit facilities (Note 11) ($519,931,000 as at September 30, 2010), as well as $493,478,000 in private placement financing (Note 11). The funds held for clients of $247,622,000 ($248,695,000 as at September 30, 2010) fully cover the clients’ funds obligations. Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI GROUP INC

Note 27	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, work in progress, accounts receivable and long-term investments.

Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 3). None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company is exposed to credit risk in connection with short-term and long-term investments through the possible inability of borrowers to meet the terms of their bonds. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

The Company has accounts receivable and work in progress derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base.

The following table sets forth details of the age of accounts receivable that are past due:

	2011	2010
	$	$
Not past due	309,307	301,106
Past due 1-30 days	43,360	28,864
Past due 31-60 days	26,116	5,738
Past due 61-90 days	7,504	5,018
Past due more than 90 days	14,378	20,147

	400,665	360,873
Allowance for doubtful accounts	(5,197)	(11,524)

	395,468	349,349

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statement of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statement of earnings. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

CGI GROUP INC

Note 28	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2011, total managed capital was $3,459,735,000 ($3,447,527,000 at September 30, 2010). Managed capital consists of long-term debt, including the current portion (Note 11), cash and cash equivalents net of bank overdraft (Note 3), short-term investments, long-term investments and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

•	Debt/Capitalization

•	Net Debt/Capitalization

•	Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents net of bank overdraft, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt and depreciation and amortization. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities and the committed US$475,000,000 Senior U.S. unsecured notes, the ratios are as follows:

•	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.

•

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense.

•

A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.

On the US$20,000,000 Senior U.S. unsecured notes, the ratios are as follows:

•	A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.

•	A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.

CGI GROUP INC

Note 28	Capital risk management (continued)

•

A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the Senior U.S. unsecured notes are calculated based on specific subsidiaries of the Company that represent a significant portion of the Company’s consolidated operations.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

Note 29	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian GAAP and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2011	2010	2009
	$	$	$
Reconciliation of net earnings:
Net earnings – Canadian GAAP	435,065	362,766	317,205
Adjustments for:
Stock-based compensation (i)	(1,224)	(213)	(3,759)
Warrants (ii)	—	863	1,404
Reversal of income tax provision (iii)	—	—	(517)
Other (iv)	1,284	(140)	594

Net earnings – U.S. GAAP	435,125	363,276	314,927

Attributable to:
Shareholders of CGI Group Inc.	434,869	362,896	314,188
Non-controlling interest	256	380	739

Basic earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	1.64	1.27	1.02
Diluted earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	1.58	1.24	1.01

Net earnings – U.S. GAAP	435,125	363,276	314,927
Other comprehensive income (loss)	176	(35,756)	35,434

Comprehensive income – U.S. GAAP	435,301	327,520	350,361

Attributable to:
Shareholders of CGI Group Inc.	435,045	327,140	349,622
Non-controlling interest	256	380	739

Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. – Canadian GAAP	2,346,356	2,152,631	2,275,254
Adjustments for:
Stock-based compensation (ix)	58,411	58,411	58,411
Warrants (ii)	(7,125)	(7,125)	(7,988)
Reversal of income tax provision (iii)	(7,969)	(7,969)	(7,969)
Unearned compensation (v)	(3,694)	(3,694)	(3,694)
Integration costs (vi)	(6,606)	(6,606)	(6,606)
Goodwill (vii)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (viii)	9,715	9,715	9,715
Other (iv)	(2,121)	(3,405)	(3,265)

Equity attributable to shareholders of CGI Group Inc. – U.S. GAAP	2,415,045	2,220,036	2,341,936

Equity attributable to non-controlling interest – Canadian GAAP and U.S. GAAP	—	6,452	6,342

CGI GROUP INC

Note 29	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(i) Stock-based compensation

The Company issued stock options and PSUs with a graded vesting period more than one year and performance criteria. Under Canadian GAAP, the compensation cost has been accounted for on a straight-line basis because the awards of graded vesting options and PSUs have a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method. This adjustment does not have an impact on shareholders’ equity.

(ii) Warrants

Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2010, and 2009 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Reversal of income tax provision

During the fiscal year 2009, the Company reversed one-time income tax provisions pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to business acquisitions. The reversal of the provisions was included as an increase to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment was applied to the goodwill attributable to the acquisition prior to the adoption of ASC Topic 805, “Business Combination” on October 1, 2009.

(iv) Capitalization of intangible assets

Effective October 1, 2008, the Company adopted Section 3064, “Goodwill and Intangible Assets”. As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is one of the items included in “Other” and represents the net effect of costs that were expensed or capitalized under Canadian GAAP for which the accounting treatment is different under U.S. GAAP. For the years ended September 30, 2011, 2010 and 2009, the adjustment to U.S. GAAP net earnings is a decrease of $1,060,000, $959,000 and $198,000, respectively. As at September 30, 2011, 2010 and 2009, the adjustment to U.S. GAAP shareholders’ equity is an increase of $126,000, $1,186,000 and $2,145,000, respectively.

(v) Unearned compensation

Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vii) below) that would have been recorded as a separate component of shareholders’ equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(vi) Integration costs

Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

CGI GROUP INC

Note 29	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(vii) Goodwill

The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (v) above for a further discussion relating to this item.

(viii) Income taxes and adjustment for change in accounting policy

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of ASC Topic 740, “Income Taxes”, issued by the FASB. Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(ix) Stock-based compensation

Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, ASC Topic 718, “Compensation – Stock Compensation”, did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian GAAP and U.S. GAAP in connection to stock-based compensation cost.

(x) Changes in accounting policies

Revenue recognition

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements”, which became effective for the Company via prospective application to new arrangements entered into or materially modified on or after October 1, 2010. This standard is equivalent to the corresponding provisions of CICA EIC-175, “Revenue Arrangements with Multiple Deliverables” (Note 2a).

Concurrently to issuing ASU 2009-13, the FASB also issued ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements”, which became effective for the Company via prospective application at the same date. There is no equivalent under Canadian GAAP, therefore, the Company follows the U.S. guidance (Note 2a).

The adoption of these updates did not have any material impact on the Company’s consolidated financial statements.

Business combinations

In December 2007, FASB issued ASC Topic 805, “Business Combinations,” which became effective for the Company as of October 1, 2009 via prospective application to business combinations. This standard is similar to the corresponding provisions of CICA Section 1582, “Business Combinations” (Note 2b). Consequently, there is no GAAP difference since the beginning of fiscal year 2010.

In December 2007, FASB issued ASC Topic 810, “Consolidation”, which became effective for the Company as of October 1, 2009 via retrospective application. This standard is similar to the corresponding provisions of CICA Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” (Note 2b).

CGI GROUP INC